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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2
                           Queen Sand Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   747927 10 1
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                   13G

CUSIP NO. 747927 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Deephaven Market Neutral Master Fund LP (N/A Foreign Entity)

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    8,142,574 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 8,142,574 (1)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,142,574 (1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             19.6% (2)

12)      TYPE OF REPORTING PERSON

             (PN)


(1)   INCLUDES (I) 327,157 SHARES OF COMMON STOCK HELD BY KA INVESTMENTS LDC.,
      (2) 7,815,417 SHARES OF COMMON STOCK ISSUABLE UPON ASSUMED EXERCISE ON MARCH 31,2000 OF REPRICING RIGHTS HELD BY KA INVESTMENTS LDC ENTITLING THE ACQUISITION OF REPRICING SHARES (HOWEVER, THE ACTUAL NUMBER OF SHARES OF COMMON STOCK ISSUABLE AS REPRICING SHARES WILL FLUCTUATE WITH THE PRICE OF THE COMMON STOCK)
(2) BASED ON 41,551,009 SHARES OF COMMON STOCK OUTSTANDING AS REPORTED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10Q FOR THE QUARTER ENDED DECEMBER 31,
      1999)






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                                   13G

CUSIP NO. 747927 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Deephaven Private Placement Trading Ltd (n/a foreign entity)

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    8,142,574 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 8,142,574 (1)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,142,574 (1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             19.6% (2)

12)        TYPE OF REPORTING PERSON

             (CO)

(1)  INCLUDES (I) 327,157 SHARES OF COMMON STOCK HELD BY KA INVESTMENTS LDC.,
     (2) 7,815,417 SHARES OF COMMON STOCK ISSUABLE UPON ASSUMED EXERCISE ON MARCH 31,2000 OF REPRICING RIGHTS HELD BY KA INVESTMENTS LDC ENTITLING THE ACQUISITION OF REPRICING SHARES (HOWEVER, THE ACTUAL NUMBER OF SHARES OF COMMON STOCK ISSUABLE AS REPRICING SHARES WILL FLUCTUATE WITH THE PRICE OF THE COMMON STOCK)

(2) BASED ON 41,551,009 SHARES OF COMMON STOCK OUTSTANDING AS REPORTED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10Q FOR THE QUARTER ENDED DECEMBER 31, 1999)







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CUSIP NO. 747927 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KA Investments LDC (N/A Foreign Entity)

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    8,142,574 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 8,142,574 (1)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,142,574 (1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             19.6% (2)

13)      TYPE OF REPORTING PERSON

             (CO)
(1) INCLUDES (I) 327,157 SHARES OF COMMON STOCK HELD BY KA INVESTMENTS LDC., (2) 7,815,417 SHARES OF COMMON STOCK ISSUABLE UPON ASSUMED EXERCISE ON MARCH 31,2000 OF REPRICING RIGHTS HELD BY KA INVESTMENTS LDC ENTITLING THE ACQUISITION OF REPRICING SHARES (HOWEVER, THE ACTUAL NUMBER OF SHARES OF COMMON STOCK ISSUABLE AS REPRICING SHARES WILL FLUCTUATE WITH THE PRICE OF THE COMMON STOCK)

(2) BASED ON 41,551,009 SHARES OF COMMON STOCK OUTSTANDING AS REPORTED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10Q FOR THE QUARTER ENDED DECEMBER 31, 1999)




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                                         UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                          SCHEDULE 13G
                           Under the Securities Exchange Act of 1934



Item 1(a)  Name of Issuer:

           Queen Sand Resources, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           13760 Noel Road, Suite 1030
           Dallas, TX 75240-7336

Item 2(a)  Name of Person Filing:

           1.  Deephaven Market Neutral Master Fund LP
2.       Deephaven Private Placement Trading LTD
3.       KA Investments LDC

Item 2(b)  Address of Principal Business Office:

           1.  130 Cheshire Lane, Suite 102
               Minnetonka, MN 55305


           2. 130 Cheshire Lane, Suite 102
                Minnetonka , MN  55305

              3. 130 Cheshire Lane, Suite 102
                Minnetonka, MN  55305



Item 2(c)  Citizenship:

           1.  Deephaven Market Neutral Master Fund LP  British Virgin Islands
2.       Deephaven Private Placement Trading LTD  British Virgin Islands
3.       KA Investments LDC Cayman Islands

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e) CUSIP Number:

           747927 10 1




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Item 3     The person filing is a:

1.       Deephaven Market Neutral Master Fund LP (PN)
2.       Deephaven Private Placement Trading LTD (CO)
3.       KA Investments LDC (CO)



Item 4     Ownership:

           See Items 5-11 of each cover page

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Schedule A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable





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Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 6, 2000

DEEPHAVEN MARKET NEUTRAL MASTER FUND LP



By:      Colin Lancaster
   -------------------------------------
         Colin Lancaster, Secretary


DEEPHAVEN PRIVATE PLACEMENT TRADING LTD.



By:      Colin Lancaster
   -------------------------------------
         Colin Lancaster, Secretary


KA INVESTMENTS LDC



By:      Colin Lancaster
   -------------------------------------
         Colin Lancaster, Secretary




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                                   Schedule A

Control Persons of:
1.     Deephaven Market Neutral Master Fund LP ( A British Virgin
       Islands Limited Partnership) - Deephaven Market Neutral Fund
       Limited ( A British Virgin Islands Corporation) - Deephaven
       Capital Management LLC (A Delaware Limited Liability Company)
2. Deephaven Market Neutral Fund Limited (A British Virgin Islands Corporation) - Deephaven Capital Management LLC ( A Delaward Limited Liability Company)
3.     KA Investments LDC (A British Virgin Islands Company)
       - Deephaven Market Neutral Master Fund LP ( A British Virgin
       Islands Limited Partnership) - Deephaven Capital Management
       LLC (A Delaware Limited Liability Company) - Deephaven Private Placement Trading LTD ( A British Virgin Island Corporation)
4.     Deephaven Capital Management LLC - KFP Holdings I LLC ( A
       Delaware LLC)
5.     KFP Holdings I LLC - Knight/Trimark Group, Inc.
6.     Deephaven Private Placement Trading LTD (A British Virgin
       Island Corporation) - Deephaven Market Neutral Master Fund LP
       ( A British Virgin Islands Limited Partnership) - Deephaven
       Capital Management LLC (A Delaware Limited Liability Company)


 All can be reached at
       KFP Holdings I LLC
       130 Cheshire Lane, Suite 102
       Minnetonka, MN  55305
       (612) 542-4238





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